Exhibit 12

QWEST CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in millions)
Income before income tax expense	$1,791	1,763	1,733	1,609	1,566
Add: estimated fixed charges	583	579	568	546	557
Add: estimated amortization of capitalized interest	8	8	8	8	8
Less: interest capitalized	(32)	(19)	(18)	(17)	(17)
Total earnings available for fixed charges	$2,350	2,331	2,291	2,146	2,114
Estimate of interest factor on rentals	$23	23	24	25	26
Interest expense, including amortization of premiums, discounts and debt issuance costs	528	537	526	504	514
Interest capitalized	32	19	18	17	17
Total fixed charges	$583	579	568	546	557
Ratio of earnings to fixed charges	4.0	4.0	4.0	3.9	3.8